EXHIBIT 99.1

FOR IMMEDIATE RELEASE
October 23, 2019
Contact: Investor Inquiries:
Kimberly Whitaker
972-801-5871/ShareholderRelations@LegacyTexasFinancialGroup.com
Media Inquiries:
Jennifer Dexter
972-461-7157/Jennifer.Dexter@LegacyTexas.com

LegacyTexas Financial Group, Inc. Reports Third Quarter 2019 Earnings

PLANO, Texas, October 23, 2019 -- LegacyTexas Financial Group, Inc. (Nasdaq: LTXB) (the “Company”), the holding company for LegacyTexas Bank (the “Bank”), today announced net income of $42.4 million for the third quarter of 2019, an increase of $15.4 million from the second quarter of 2019 and a decrease of $397,000 from the third quarter of 2018. Core (non-GAAP) net income totaled $42.7 million for the third quarter of 2019, up $13.8 million from the second quarter of 2019 and down $518,000 from the third quarter of 2018.*

On June 17, 2019, the Company and Prosperity Bancshares, Inc.® (“Prosperity”) jointly announced the signing of a definitive merger agreement pursuant to which the Company will merge with Prosperity. Under the terms of the merger agreement, stockholders of the Company will receive 0.5280 shares of Prosperity common stock and $6.28 cash for each share of Company common stock. The merger is expected to be effective as of November 1, 2019, subject to the approval of the shareholders of Prosperity and the stockholders of the Company and the satisfaction or waiver of the other closing conditions described in the merger agreement. For additional information regarding the Company’s proposed merger with Prosperity, see the Company’s Current Reports filed on Form 8-K with the SEC on June 17, 2019 and October 9, 2019 and the Company’s and Prosperity’s joint proxy statement/prospectus filed with the SEC by the Company and Prosperity on September 17, 2019.

Third Quarter 2019 Performance Highlights

•	Assets of $10.46 billion generated basic earnings per share for the third quarter of 2019 of $0.89 on a GAAP basis and $0.90 on a core (non-GAAP) basis.*

•
Gross loans held for investment at September 30, 2019, excluding Warehouse Purchase Program loans, grew $44.6 million, or 0.6%, from June 30, 2019, which includes linked-quarter increases in consumer real estate, commercial and industrial and construction and land loans.

•	Warehouse Purchase Program loans at September 30, 2019 grew $411.4 million, or 26.7%, from June 30, 2019.

•
Return on average assets on an annualized basis improved to 1.72% for the third quarter of 2019, compared to 1.13% for the second quarter of 2019, while core (non-GAAP) return on average assets for the third quarter of 2019 was 1.73%, compared to 1.21% for the second quarter of 2019.*

•
GAAP efficiency ratio improved to 44.72% for the third quarter of 2019, compared to 48.60% for the second quarter of 2019, while core (non-GAAP) efficiency ratio improved to 44.40% for the third quarter of 2019, compared to 46.19% for the second quarter of 2019.*

*See the section labeled “Supplemental Information- Non-GAAP Financial Measures” at the end of this document.

Financial Highlights

	At or For the Quarters Ended
(unaudited)	September 30, 2019	June 30, 2019	September 30, 2018
	(Dollars in thousands, except per share amounts)
Net interest income	$85,341	$85,554	$85,667
Provision for credit losses	1,200	16,100	2,656
Non-interest income	13,349	12,232	13,227
Non-interest expense	44,133	47,526	42,192
Income tax expense	10,933	7,177	11,225
Net income	$42,424	$26,983	$42,821

Basic earnings per common share	$0.89	$0.57	$0.91
Basic core (non-GAAP) earnings per common share[1]	$0.90	$0.61	$0.92
Weighted average common shares outstanding - basic	47,607,076	47,383,314	47,105,655
Estimated Tier 1 common equity risk-based capital ratio[2]	10.48%	10.48%	10.46%
Total equity to total assets	11.35%	11.50%	11.45%
Tangible common equity to tangible assets - Non-GAAP[1]	9.81%	9.88%	9.67%

[1]	See the section labeled “Supplemental Information - Non-GAAP Financial Measures” at the end of this document.

[2]	Calculated at the Company level, which is subject to the capital adequacy requirements of the Federal Reserve.

Basic earnings per share for the quarter ended September 30, 2019 was $0.89, an increase of $0.32 from the second quarter of 2019 and a decrease of $0.02 from the third quarter of 2018. Basic core (non-GAAP) earnings per share for the third quarter of 2019 was $0.90, an increase of $0.29 from the second quarter of 2019 and a decrease of $0.02 from the third quarter of 2018.

Net Interest Income and Net Interest Margin

	For the Quarters Ended
(unaudited)	September 30, 2019	June 30, 2019	September 30, 2018
Interest income:	(Dollars in thousands)
Loans held for investment, excluding Warehouse Purchase Program loans	$92,280	$92,903	$89,034
Warehouse Purchase Program loans	17,025	14,927	12,938
Loans held for sale	475	324	295
Securities	4,326	4,553	4,512
Interest-earning deposit accounts	1,212	1,370	1,368
Total interest income	$115,318	$114,077	$108,147
Net interest income	$85,341	$85,554	$85,667
Net interest margin	3.60%	3.77%	3.90%
Selected average balances:
Total earning assets	$9,414,989	$9,091,192	$8,736,076
Total loans held for investment	8,480,816	8,158,810	7,758,802
Total securities	659,152	668,948	678,483
Total deposits	6,898,654	7,134,996	6,851,449
Total borrowings	1,622,283	1,101,559	1,154,079
Total non-interest-bearing demand deposits	1,742,265	1,812,042	1,752,095
Total interest-bearing liabilities	6,778,673	6,424,513	6,253,433

Net interest income for the quarter ended September 30, 2019 was $85.3 million, a $213,000, or 0.2%, decrease from the second quarter of 2019 and a $326,000, or 0.4%, decrease from the third quarter of 2018. The $213,000 decrease from the second quarter of 2019 was primarily driven by increased borrowing volume compared to the linked quarter, as well as lower yields earned on the commercial real estate and commercial and industrial loan portfolios. A $520.7 million increase in the average balance of borrowings from the second quarter of 2019, partially offset by a 36 basis point decrease in the average rate paid on borrowed funds, resulted in a $2.5 million increase in interest expense. A $27.8 million increase in the average balance of the commercial real estate portfolio from the second quarter of 2019 was offset by a 15 basis point decrease in the average yield, which resulted in a $371,000 decrease in interest income. The average balance of commercial and industrial loans decreased by $10.4 million from the second quarter of 2019, while the average yield declined by 20 basis points, resulting in an $879,000 decrease in interest income.

These declines in interest income on the commercial real estate and commercial and industrial loan portfolios were partially offset by increased volume in Warehouse Purchase Program and consumer real estate loans compared to the linked quarter. Interest income earned on Warehouse Purchase Program loans increased by $2.1 million from the second quarter of 2019, as the average balance increased by $255.2 million, which was partially offset by a 30 basis point decrease in the average yield earned compared to the second quarter of 2019. Interest income earned on the consumer real estate portfolio increased by $582,000, driven by a $50.8 million linked-quarter increase in the average balance.

The $326,000 decrease in net interest income compared to the third quarter of 2018 was primarily due to higher rates paid on time and savings and money market deposits, which increased by 60 basis points and 28 basis points, respectively, compared to the same period last year. Additionally, the average balance of borrowings increased by $468.2 million from the third quarter of 2018, resulting in a $3.1 million increase in interest expense.

This increase in interest expense compared to the third quarter of 2018 was partially offset by increased volume in Warehouse Purchase Program, consumer real estate and commercial real estate loans compared to the same period last year. The average balance of Warehouse Purchase Program loans increased by $410.6 million from the third quarter of 2018, while the average yield earned on this portfolio decreased by 20 basis points, resulting in a $4.1 million increase in interest income compared to the third quarter of 2018. The average balance of consumer real estate loans increased by $190.3 million from the third quarter of 2018, while the average yield earned on this portfolio increased by nine basis points, which led to a $2.6 million increase in interest income. A $130.1 million increase in the average balance of commercial real estate loans compared to the third quarter of 2018 was partially offset by a nine basis point decrease in the average yield, which resulted in a $1.0 million increase in interest income. The average balance of commercial and industrial loans decreased by $12.9 million from the third quarter of 2018, while the average yield earned on this portfolio decreased by 17 basis points from the same period, resulting in a $1.1 million decrease in interest income.

The net interest margin for the third quarter of 2019 was 3.60%, a 17 basis point decrease from the second quarter of 2019 and a 30 basis point decrease from the third quarter of 2018. The average yield on earning assets for the third quarter of 2019 was 4.87%, a 16 basis point decrease from the second quarter of 2019 and a five basis point decrease from the third quarter of 2018. The cost of deposits for the third quarter of 2019 was 1.12%, down three basis points from the linked quarter and up 25 basis points from the third quarter of 2018.

Non-interest Income

Non-interest income for the third quarter of 2019 was $13.3 million, a $1.1 million, or 9.1%, increase from the second quarter of 2019 and a $122,000, or 0.9%, increase from the third quarter of 2018. Other non-interest income for the second quarter of 2019 included a $1.2 million net decrease in the value of investments in community development-oriented private equity funds used for Community Reinvestment Act purposes (the “CRA Funds”), compared to a $181,000 net increase in the CRA Funds for the third quarter of 2019. Service charges and other fees decreased by $516,000 compared to the second quarter of 2019, primarily resulting from lower title company income and lower commercial loan fee income (consisting of syndication, arrangement, non-usage and pre-payment fees), partially offset by increased Warehouse Purchase Program income and insufficient funds fees. Net gains on the sale of mortgage loans held for sale during the third quarter of 2019 increased by $172,000 compared to the linked quarter, which included gains recognized on $97.3 million of consumer real estate loans that were sold or committed for sale, fair value changes on mortgage derivatives and mortgage fees collected during the third quarter of 2019, compared to $74.8 million for the second quarter of 2019.

The $122,000 increase in non-interest income from the third quarter of 2018 was primarily due to a $1.5 million increase in net gains on the sale of mortgage loans held for sale, related to $97.3 million of consumer real estate loans that were sold or committed for sale, fair value changes on mortgage derivatives and mortgage fees collected during the 2019 period, compared to $38.7 million for the 2018 period. Service charges and other fees increased by $740,000 from the third quarter of 2018, which was driven by higher title company income, debit card interchange income, Warehouse Purchase Program income and insufficient funds fees, partially offset by lower commercial loan fee income (consisting of syndication, arrangement, non-

usage and pre-payment fees). Other non-interest income for the third quarter of 2019 included a $181,000 net increase in the CRA Funds, up from a $1.1 million net decrease in the CRA Funds for the third quarter of 2018.

Non-interest Expenses

Non-interest expense for the third quarter of 2019 was $44.1 million, down $3.4 million, or 7.1%, from the second quarter of 2019 and up $1.9 million, or 4.6%, from the third quarter of 2018. The third quarter of 2019 included $318,000 in merger costs compared to $2.4 million in the second quarter of 2019, related to the proposed merger with Prosperity, which was announced on June 17, 2019. Regulatory assessments expense for the third quarter of 2019 decreased by $712,000 from the second quarter of 2019, due to the application of an FDIC assessment credit. Outside professional services expense for the third quarter of 2019 decreased by $280,000 from the second quarter of 2019, primarily due to lower legal expenses, while other non-interest expense decreased by $288,000 from the linked quarter, primarily due to lower lending and recruiting expenses. These linked-quarter decreases were partially offset by a $218,000 increase in salaries and employee benefits expense from the second quarter of 2019, which was driven by higher healthcare claims in the third quarter of 2019.

The $1.9 million increase in non-interest expense from the third quarter of 2018 was primarily due to a $1.8 million increase in salaries and employee benefits expense, which was primarily related to higher mortgage commissions paid in the 2019 period attributable to increased mortgage loan production, as well as higher healthcare claims and 401K matching expenses. Additionally, merit increases granted in the 2019 period also contributed to the increased salary expense compared to the third quarter of 2018. The third quarter of 2019 included $318,000 in merger costs with no comparable charges in the third quarter of 2018, related to the above-described proposed merger with Prosperity. Data processing expense increased by $303,000 from the third quarter of 2018 due to system upgrades and outsourcing certain segments of its data processing. These increases in non-interest expense compared to the 2018 period were partially offset by a $631,000 decrease in regulatory assessments expense and a $314,000 decrease in other non-interest expense, primarily related to lower debit card fraud compared to the third quarter of 2018.

Financial Condition - Loans

Gross loans held for investment at September 30, 2019, excluding Warehouse Purchase Program loans, grew $44.6 million from June 30, 2019, which included growth in all loan portfolios, with the exception of commercial real estate, which declined by $27.0 million from the linked quarter. At September 30, 2019, consumer real estate loans increased by $56.5 million from June 30, 2019, while commercial and industrial and construction and land loans increased by $7.4 million and $7.0 million, respectively, for the same period.

Compared to September 30, 2018, gross loans held for investment at September 30, 2019, excluding Warehouse Purchase Program loans, grew $360.6 million, which included growth in all loan portfolios, with the exception of commercial and industrial, which declined by $1.2 million. Consumer real estate and commercial real estate loans increased by $198.9 million and $141.2 million, respectively, at September 30, 2019, compared to September 30, 2018. Additionally, construction and land and other consumer loans increased by $17.2 million and $4.4 million, respectively, compared to September 30, 2018.

At September 30, 2019, Warehouse Purchase Program loans increased by $411.4 million compared to June 30, 2019 and by $899.6 million compared to September 30, 2018.

Reserve-based energy loans, which are secured by deeds of trust on properties containing proven oil and natural gas reserves and are included in the Company’s commercial and industrial loan portfolio, totaled $512.0 million at September 30, 2019, down $6.6 million from $518.6 million at June 30, 2019 and down $35.4 million from $547.4 million at September 30, 2018. In addition to reserve-based energy loans, the Company has loans categorized as “Midstream and Other,” which are typically related to the transmission of oil and natural gas and would only be indirectly impacted by declining commodity prices. At September 30, 2019, “Midstream and Other” loans had a total outstanding balance of $23.0 million, up $2.4 million from $20.6 million at June 30, 2019 and down $11.8 million from $34.8 million at September 30, 2018.

Financial Condition - Deposits

Total deposits at September 30, 2019 decreased by $509.9 million from June 30, 2019, which included declines of $213.9 million and $202.6 million in time and savings and money market deposits, respectively, while non-interest-bearing demand deposits decreased by $78.1 million compared to the linked quarter.

Compared to September 30, 2018, total deposits decreased by $233.8 million, which included declines of $216.0 million and $48.1 million in savings and money market and time deposits, respectively, which was partially offset by a $59.3 million increase in interest-bearing demand deposits compared to the same period last year.

Credit Quality

	At or For the Quarters Ended
(unaudited)	September 30, 2019	June 30, 2019	September 30, 2018
	(Dollars in thousands)
Net charge-offs (recoveries)	$26,656	$1,434	$791
Net charge-offs (recoveries)/Average loans held for investment, excluding Warehouse Purchase Program loans	1.53%	0.08%	0.05%
Net charge-offs (recoveries)/Average loans held for investment	1.26	0.07	0.04
Provision for credit losses	$1,200	$16,100	$2,656
Non-performing loans (“NPLs”)	35,188	62,056	17,584
NPLs/Total loans held for investment, excluding Warehouse Purchase Program loans	0.49%	0.88%	0.26%
NPLs/Total loans held for investment	0.39	0.72	0.22
Non-performing assets (“NPAs”)	$40,841	$62,640	$18,282
NPAs to total assets	0.39%	0.63%	0.20%
NPAs/Loans held for investment and foreclosed assets, excluding Warehouse Purchase Program loans	0.57	0.88	0.27
NPAs/Loans held for investment and foreclosed assets	0.45	0.73	0.23
Allowance for loan losses	$66,763	$92,219	$66,354
Allowance for loan losses/Total loans held for investment, excluding Warehouse Purchase Program loans	0.94%	1.30%	0.98%
Allowance for loan losses/Total loans held for investment	0.74	1.07	0.85
Allowance for loan losses/Total loans held for investment, excluding acquired loans & Warehouse Purchase Program loans[1]	0.97	1.35	1.03
Allowance for loan losses/NPLs	189.73	148.61	377.35

[1]	Excludes loans acquired in previous bank acquisitions, which were initially recorded at fair value.

The Company recorded a provision for credit losses of $1.2 million for the quarter ended September 30, 2019, compared to $16.1 million for the quarter ended June 30, 2019 and $2.7 million for the quarter ended September 30, 2018. The decrease in provision expense on a linked-quarter basis was primarily due to increased specific reserves allocated to corporate healthcare finance and energy loans during the quarter ended June 30, 2019, with no similar reserve build occurring during the quarter ended September 30, 2019. Net charge-offs totaled $26.7 million for the three months ended September 30, 2019, compared to net charge-offs totaling $1.4 million for the three months ended June 30, 2019 and $791,000 for the three months ended September 30, 2018. The $26.7 million of net charge-offs for the quarter ended September 30, 2019 included charge-offs of the Company’s one remaining corporate healthcare finance relationship ($15.3 million), an energy relationship ($8.7 million) and a commercial real estate loan ($2.1 million.)

The below table shows criticized (rated “special mention”) and classified (rated “substandard” or “doubtful”) loans at September 30, 2019, June 30, 2019 and September 30, 2018.

	September 30, 2019	June 30, 2019	September 30, 2018	Linked-Quarter Change	Year-over-Year Change
	(Dollars in thousands)
Commercial real estate	$1,165	$18,074	$16,750	$(16,909)	$(15,585)
Commercial and industrial, excluding energy	6,886	9,275	7,884	(2,389)	(998)
Energy	44,500	44,644	51,983	(144)	(7,483)
Consumer	1,021	2,711	1,313	(1,690)	(292)
Total criticized (all performing)	$53,572	$74,704	$77,930	$(21,132)	$(24,358)

Commercial real estate	$1,412	$1,421	$1,757	$(9)	$(345)
Commercial and industrial, excluding energy	851	869	1,059	(18)	(208)
Energy	59,480	70,775	40,156	(11,295)	19,324
Consumer	2,595	2,688	1,527	(93)	1,068
Total classified (performing)	64,338	75,753	44,499	(11,415)	19,839

Commercial real estate	31	7,293	3,739	(7,262)	(3,708)
Commercial and industrial, excluding energy	11,999	28,471	5,861	(16,472)	6,138
Energy	15,312	19,896	1,317	(4,584)	13,995
Construction and land	228	228	—	—	228
Consumer	7,618	6,168	6,667	1,450	951
Total classified (non-performing)	35,188	62,056	17,584	(26,868)	17,604

Total classified loans	$99,526	$137,809	$62,083	$(38,283)	$37,443

About LegacyTexas Financial Group, Inc.

LegacyTexas Financial Group, Inc. is the holding company for LegacyTexas Bank, a commercially oriented community bank based in Plano, Texas. LegacyTexas Bank operates 42 banking offices in the Dallas/Fort Worth Metroplex and surrounding counties. For more information, please visit www.LegacyTexasFinancialGroup.com or www.LegacyTexas.com.
This document and other filings by LegacyTexas Financial Group, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”), as well as press releases or other public or stockholder communications released by the Company, may contain forward-looking statements, including, but not limited to, (i) statements regarding the financial condition, results of operations and business of the Company, (ii) statements about the Company’s plans, objectives, expectations and intentions and other statements that are not historical facts and (iii) other statements identified by the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “intends” or similar expressions that are intended to identify “forward-looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the expected cost savings, synergies and other financial benefits from our proposed merger with Prosperity might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals and other closing conditions for the proposed merger of the Company and Prosperity may be delayed or may not be obtained or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed merger of the Company and Prosperity; the Company's businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the diversion of managements' attention from ongoing business operations and opportunities as a result of the proposed merger or otherwise; changes in economic conditions; legislative changes; changes in policies by regulatory agencies; fluctuations in interest rates; the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; the Company’s ability to access cost-effective funding; fluctuations in real estate values and both residential and commercial real estate market conditions; demand for loans and deposits in the Company’s market area; fluctuations in the price of oil, natural gas and other commodities; competition; changes in management’s business strategies; changes in the regulatory and tax environments in which the Company operates, including the impact of the “Tax Cuts and Jobs Act” (the “TCJA”) on the Company’s deferred tax asset, and the anticipated impact of the TCJA on the Company’s future earnings; and other factors set forth in the Company’s filings with the SEC.

The factors listed above could materially affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake - and specifically declines any obligation - to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. When considering forward-looking statements, keep in mind these risks and uncertainties. Undue reliance should not be placed on any forward-looking statement, which speaks only as of the date made. Refer to the Company’s periodic and current reports filed with the SEC for specific risks that could cause actual results to be significantly different from those expressed or implied by any forward-looking statements.

Additional Information about the Merger and Where to Find It
In connection with the proposed merger of the Company into Prosperity, Prosperity has filed with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the stockholders of the Company. The registration statement includes a joint proxy statement/prospectus which has been sent to the stockholders of the Company and the shareholders of Prosperity seeking their approval of the proposed transaction.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, THE COMPANY AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 and documents filed with the SEC by the Company will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000.
Participants in the Solicitation
Prosperity, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Prosperity and stockholders of the Company in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. Additional information about the Company and its directors and executive officers may be found in the definitive proxy statement of the Company relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by the Company with the SEC. These documents can be obtained free of charge from the sources described above.
No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

LegacyTexas Financial Group, Inc. Consolidated Balance Sheets (unaudited)

(Dollars in thousands) ASSETS	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Cash and due from financial institutions	$59,099	$56,949	$55,472	$60,416	$64,681
Short-term interest-bearing deposits in other financial institutions	233,991	206,894	219,051	208,777	189,634
Total cash and cash equivalents	293,090	263,843	274,523	269,193	254,315
Securities available for sale, at fair value	428,551	459,749	479,426	471,746	455,454
Securities held to maturity	116,022	127,836	135,276	146,046	145,148
Total securities	544,573	587,585	614,702	617,792	600,602
Loans held for sale	56,254	46,571	11,380	23,193	22,175
Loans held for investment:
Loans held for investment - Warehouse Purchase Program	1,954,114	1,542,684	1,096,160	960,404	1,054,505
Loans held for investment	7,124,676	7,080,075	6,944,731	6,790,723	6,764,052
Gross loans	9,135,044	8,669,330	8,052,271	7,774,320	7,840,732
Less: allowance for loan losses and deferred fees on loans held for investment	(53,142)	(80,468)	(66,712)	(57,031)	(56,499)
Net loans	9,081,902	8,588,862	7,985,559	7,717,289	7,784,233
FHLB stock and other restricted securities, at cost	117,939	79,195	56,044	56,226	60,596
Bank-owned life insurance	59,776	59,724	59,377	59,036	58,692
Premises and equipment, net	105,195	106,313	107,684	73,073	72,291
Goodwill	178,559	178,559	178,559	178,559	178,559
Other assets	79,040	71,853	69,624	79,974	73,504
Total assets	$10,460,074	$9,935,934	$9,346,072	$9,051,142	$9,082,792

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing demand	$1,769,117	$1,847,229	$1,752,694	$1,773,762	$1,798,109
Interest-bearing demand	839,789	855,026	884,494	826,755	780,474
Savings and money market	2,346,374	2,548,966	2,492,226	2,455,787	2,562,399
Time	1,590,630	1,804,569	1,948,011	1,785,411	1,638,776
Total deposits	6,545,910	7,055,790	7,077,425	6,841,715	6,779,758
FHLB advances	2,329,451	1,384,765	820,084	825,409	932,317
Repurchase agreements	50,976	52,414	37,277	50,340	40,408
Subordinated debt	135,380	135,257	135,135	135,012	134,890
Accrued expenses and other liabilities	210,907	165,063	155,064	104,299	155,820
Total liabilities	9,272,624	8,793,289	8,224,985	7,956,775	8,043,193
Common stock	493	488	487	485	485
Additional paid-in capital	642,515	628,730	625,405	619,983	617,270
Retained earnings	553,891	523,693	508,887	491,948	444,848
Accumulated other comprehensive income (loss), net	1,545	860	(2,433)	(6,658)	(11,481)
Unearned Employee Stock Ownership Plan (ESOP) shares	(10,994)	(11,126)	(11,259)	(11,391)	(11,523)
Total shareholders’ equity	1,187,450	1,142,645	1,121,087	1,094,367	1,039,599
Total liabilities and shareholders’ equity	$10,460,074	$9,935,934	$9,346,072	$9,051,142	$9,082,792

LegacyTexas Financial Group, Inc.
Consolidated Quarterly Statements of Income (unaudited)

	For the Quarters Ended					Third Quarter 2019 Compared to:
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Second Quarter 2019		Third Quarter 2018
Interest and dividend income			(Dollars in thousands)
Loans, including fees	$109,780	$108,154	$100,301	$101,031	$102,267	$1,626	1.5%	$7,513	7.3%
Taxable securities	3,093	3,460	3,602	3,463	3,254	(367)	(10.6)	(161)	(4.9)
Nontaxable securities	367	410	343	595	614	(43)	(10.5)	(247)	(40.2)
Interest-bearing deposits in other financial institutions	1,212	1,370	1,277	1,507	1,368	(158)	(11.5)	(156)	(11.4)
FHLB and Federal Reserve Bank stock and other	866	683	581	582	644	183	26.8	222	34.5
	115,318	114,077	106,104	107,178	108,147	1,241	1.1	7,171	6.6
Interest expense
Deposits	19,425	20,444	18,215	16,634	15,077	(1,019)	(5.0)	4,348	28.8
FHLB advances	8,273	5,794	4,456	4,000	5,198	2,479	42.8	3,075	59.2
Repurchase agreements and other borrowings	2,279	2,285	2,269	2,245	2,205	(6)	(0.3)	74	3.4
	29,977	28,523	24,940	22,879	22,480	1,454	5.1	7,497	33.3
Net interest income	85,341	85,554	81,164	84,299	85,667	(213)	(0.2)	(326)	(0.4)
Provision for credit losses	1,200	16,100	9,800	—	2,656	(14,900)	(92.5)	(1,456)	(54.8)
Net interest income after provision for credit losses	84,141	69,454	71,364	84,299	83,011	14,687	21.1	1,130	1.4
Non-interest income
Service charges and other fees	9,366	9,882	7,255	9,923	8,626	(516)	(5.2)	740	8.6
Net gain on sale of mortgage loans held for sale	3,051	2,879	1,525	1,499	1,597	172	6.0	1,454	91.0
Bank-owned life insurance income	456	489	482	482	482	(33)	(6.7)	(26)	(5.4)
Net gain (loss) on securities transactions	—	—	6	—	(10)	—	—	10	(100.0)
Gain (loss) on sale and disposition of assets	65	18	(14)	(56)	977	47	261.1	(912)	(93.3)
Other	411	(1,036)	640	416	1,555	1,447	N/M	(1,144)	(73.6)
	13,349	12,232	9,894	12,264	13,227	1,117	9.1	122	0.9

	For the Quarters Ended					Third Quarter 2019 Compared to:
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Second Quarter 2019		Third Quarter 2018

Non-interest expense		(Dollars in thousands)
Salaries and employee benefits	26,804	26,586	26,871	23,728	25,053	218	0.8	1,751	7.0
Merger costs	318	2,362	—	—	—	(2,044)	(86.5)	318	100.0
Advertising	740	982	903	1,301	824	(242)	(24.6)	(84)	(10.2)
Occupancy and equipment	4,084	3,950	3,899	3,843	3,960	134	3.4	124	3.1
Outside professional services	1,394	1,674	1,285	2,021	1,151	(280)	(16.7)	243	21.1
Regulatory assessments	119	831	618	886	750	(712)	(85.7)	(631)	(84.1)
Data processing	5,665	5,739	5,933	6,168	5,362	(74)	(1.3)	303	5.7
Office operations	2,463	2,568	2,335	2,249	2,232	(105)	(4.1)	231	10.3
Other	2,546	2,834	2,463	2,672	2,860	(288)	(10.2)	(314)	(11.0)
	44,133	47,526	44,307	42,868	42,192	(3,393)	(7.1)	1,941	4.6
Income before income tax expense (benefit)	53,357	34,160	36,951	53,695	54,046	19,197	56.2	(689)	(1.3)
Income tax expense (benefit)	10,933	7,177	7,871	(4,074)	11,225	3,756	52.3	(292)	(2.6)
Net income	$42,424	$26,983	$29,080	$57,769	$42,821	$15,441	57.2%	$(397)	(0.9)%
N/M - Not meaningful

LegacyTexas Financial Group, Inc.
Selected Quarterly Financial Highlights (unaudited)

	At or For the Quarters Ended
	September 30, 2019	June 30, 2019	September 30, 2018
SHARE DATA:	(Dollars in thousands, except per share amounts)
Weighted average common shares outstanding - basic	47,607,076	47,383,314	47,105,655
Weighted average common shares outstanding - diluted	48,149,900	47,923,391	47,755,441
Shares outstanding at end of period	49,255,006	48,833,238	48,491,169
Income available to common shareholders[1]	$42,206	$26,837	$42,672
Basic earnings per common share	0.89	0.57	0.91
Basic core (non-GAAP) earnings per common share[2]	0.90	0.61	0.92
Diluted earnings per common share	0.88	0.56	0.89
Dividends declared per share	0.25	0.25	0.16
Total shareholders’ equity	1,187,450	1,142,645	1,039,599
Common shareholders’ equity per share (book value per share)	24.11	23.40	21.44
Tangible book value per share - Non-GAAP[2]	20.48	19.74	17.75
Market value per share for the quarter:
High	44.07	41.22	46.86
Low	38.85	36.50	38.53
Close	43.53	40.71	42.60
KEY RATIOS:
Return on average common shareholders’ equity	14.63%	9.52%	16.76%
Core (non-GAAP) return on average common shareholders’ equity[2]	14.72	10.18	16.90
Return on average assets	1.72	1.13	1.87
Core (non-GAAP) return on average assets[2]	1.73	1.21	1.88
Efficiency ratio (GAAP basis)	44.72	48.60	42.66
Core (non-GAAP) efficiency ratio[2]	44.40	46.19	42.46
Estimated Tier 1 common equity risk-based capital ratio[3]	10.48	10.48	10.46
Estimated total risk-based capital ratio[3]	12.58	12.97	12.88
Estimated Tier 1 risk-based capital ratio[3]	10.60	10.62	10.60
Estimated Tier 1 leverage ratio[3]	10.53	10.42	9.83
Total equity to total assets	11.35	11.50	11.45
Tangible equity to tangible assets - Non-GAAP[2]	9.81	9.88	9.67
Number of employees - full-time equivalent	858	883	859

[1]	Net of distributed and undistributed earnings to participating securities.

[2]	See the section labeled “Supplemental Information - Non-GAAP Financial Measures” at the end of this document.

[3]	Calculated at the Company level, which is subject to the capital adequacy requirements of the Federal Reserve.

LegacyTexas Financial Group, Inc.
Selected Loan Data (unaudited)

	At or for the Quarter Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Loans held for investment:		(Dollars in thousands)
Commercial real estate	$3,153,576	$3,180,582	$3,122,726	$3,026,754	$3,012,352
Warehouse Purchase Program	1,954,114	1,542,684	1,096,160	960,404	1,054,505
Commercial and industrial	2,110,335	2,102,917	2,070,715	2,057,791	2,111,510
Construction and land	295,522	288,491	282,463	270,629	278,278
Consumer real estate	1,516,958	1,460,417	1,423,095	1,390,378	1,318,038
Other consumer	48,285	47,668	45,732	45,171	43,874
Gross loans held for investment	$9,078,790	$8,622,759	$8,040,891	$7,751,127	$7,818,557
Non-performing assets:
Commercial real estate	$31	$7,293	$6,623	$159	$3,739
Commercial and industrial	27,311	48,367	49,261	16,710	7,178
Construction and land	228	228	—	—	—
Consumer real estate	7,566	6,144	5,123	5,506	6,617
Other consumer	52	24	21	46	50
Total non-performing loans	35,188	62,056	61,028	22,421	17,584
Foreclosed assets	5,653	584	782	1,333	698
Total non-performing assets	$40,841	$62,640	$61,810	$23,754	$18,282
Total non-performing assets to total assets	0.39%	0.63%	0.66%	0.26%	0.20%
Total non-performing loans to total loans held for investment, excluding Warehouse Purchase Program loans	0.49%	0.88%	0.88%	0.33%	0.26%
Total non-performing loans to total loans held for investment	0.39%	0.72%	0.76%	0.29%	0.22%
Allowance for loan losses to non-performing loans	189.73%	148.61%	127.04%	300.74%	377.35%
Allowance for loan losses to total loans held for investment, excluding Warehouse Purchase Program loans	0.94%	1.30%	1.12%	0.99%	0.98%
Allowance for loan losses to total loans held for investment	0.74%	1.07%	0.96%	0.87%	0.85%
Allowance for loan losses to total loans held for investment, excluding acquired loans and Warehouse Purchase Program loans [1]	0.97%	1.35%	1.16%	1.04%	1.03%

	At or for the Quarter Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Troubled debt restructured loans (“TDRs”):		(Dollars in thousands)
Performing TDRs:
Commercial real estate	$129	$132	$134	$136	$139
Consumer real estate	688	704	722	788	786
Other consumer	1	1	1	2	4
Total performing TDRs	$818	$837	$857	$926	$929
Non-performing TDRs:[2]
Commercial real estate	$26	$27	$29	$31	$3,605
Commercial and industrial	7,776	7,870	7,999	661	2,299
Consumer real estate	1,015	1,037	447	467	495
Other consumer	3	4	4	1	2
Total non-performing TDRs	$8,820	$8,938	$8,479	$1,160	$6,401
Allowance for loan losses:
Balance at beginning of period	$92,219	$77,530	$67,428	$66,354	$64,445
Provision expense for loans	1,200	16,123	9,839	—	2,700
Charge-offs	(27,031)	(1,624)	(359)	(2,590)	(922)
Recoveries	375	190	622	3,664	131
Balance at end of period	$66,763	$92,219	$77,530	$67,428	$66,354
Net charge-offs (recoveries):
Commercial real estate	$2,082	$—	$—	$—	$—
Commercial and industrial	24,315	1,236	(463)	(1,355)	537
Consumer real estate	26	(4)	3	37	47
Other consumer	233	202	197	244	207
Total net charge-offs (recoveries)	$26,656	$1,434	$(263)	$(1,074)	$791
Allowance for off-balance sheet lending-related commitments
Provision expense (benefit) for credit losses	$—	$(23)	$(39)	$—	$(44)

[1]	Excludes loans acquired in previous bank acquisitions, which were initially recorded at fair value.

[2]	Non-performing TDRs are included in the non-performing assets reported above.

LegacyTexas Financial Group, Inc.
Average Balances and Yields/Rates (unaudited)

	For the Quarters Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Loans:	(Dollars in thousands)
Commercial real estate	$3,146,968	$3,119,147	$3,048,087	$2,977,919	$3,016,889
Warehouse Purchase Program	1,508,449	1,253,262	724,070	864,012	1,097,879
Commercial and industrial	2,075,406	2,085,820	2,088,056	2,024,676	2,088,318
Construction and land	289,858	286,163	276,642	272,631	271,829
Consumer real estate	1,485,633	1,434,812	1,404,292	1,327,912	1,295,353
Other consumer	47,343	47,014	45,339	44,559	44,508
Less: deferred fees and allowance for loan loss	(72,841)	(67,408)	(57,955)	(56,899)	(55,974)
Total loans held for investment	8,480,816	8,158,810	7,528,531	7,454,810	7,758,802
Loans held for sale	49,596	30,572	15,347	24,279	26,121
Securities	659,152	668,948	670,599	667,939	678,483
Overnight deposits	225,425	232,862	218,608	266,434	272,670
Total interest-earning assets	$9,414,989	$9,091,192	$8,433,085	$8,413,462	$8,736,076
Deposits:
Interest-bearing demand	$832,528	$855,948	$800,557	$775,921	$760,889
Savings and money market	2,635,615	2,581,816	2,487,833	2,532,732	2,654,990
Time	1,688,247	1,885,190	1,776,829	1,703,421	1,683,475
FHLB advances and other borrowings	1,622,283	1,101,559	882,061	851,084	1,154,079
Total interest-bearing liabilities	$6,778,673	$6,424,513	$5,947,280	$5,863,158	$6,253,433

Total assets	$9,865,805	$9,540,365	$8,891,059	$8,850,435	$9,167,607
Non-interest-bearing demand deposits	$1,742,265	$1,812,042	$1,688,937	$1,778,681	$1,752,095
Total deposits	$6,898,654	$7,134,996	$6,754,156	$6,790,754	$6,851,449
Total shareholders’ equity	$1,159,824	$1,134,001	$1,107,719	$1,062,331	$1,022,032

	For the Quarters Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Yields/Rates:
Loans:
Commercial real estate	5.06%	5.21%	5.18%	5.20%	5.15%
Warehouse Purchase Program	4.48%	4.78%	4.91%	4.81%	4.68%
Commercial and industrial	5.61%	5.81%	5.98%	6.00%	5.78%
Construction and land	6.01%	6.13%	6.03%	5.87%	5.41%
Consumer real estate	4.76%	4.77%	4.81%	4.81%	4.67%
Other consumer	5.75%	5.66%	5.88%	5.80%	5.81%
Total loans held for investment	5.12%	5.30%	5.38%	5.37%	5.22%
Loans held for sale	3.83%	4.25%	4.43%	4.71%	4.52%
Securities	2.63%	2.72%	2.70%	2.78%	2.66%
Overnight deposits	2.13%	2.36%	2.37%	2.24%	1.99%
Total interest-earning assets	4.87%	5.03%	5.09%	5.06%	4.92%
Deposits:
Interest-bearing demand	0.60%	0.71%	0.76%	0.69%	0.65%
Savings and money market	1.20%	1.22%	1.13%	1.02%	0.92%
Time	2.40%	2.35%	2.23%	2.05%	1.80%
FHLB advances and other borrowings	2.58%	2.94%	3.09%	2.91%	2.55%
Total interest-bearing liabilities	1.75%	1.78%	1.70%	1.55%	1.43%
Net interest spread	3.12%	3.25%	3.39%	3.51%	3.49%
Net interest margin	3.60%	3.77%	3.89%	3.98%	3.90%
Cost of deposits (including non-interest-bearing demand)	1.12%	1.15%	1.09%	0.97%	0.87%

LegacyTexas Financial Group, Inc.
Supplemental Information- Non-GAAP Financial Measures
(unaudited)

	At or For the Quarters Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
	(Dollars in thousands, except per share amounts)
Reconciliation of Core (non-GAAP) to GAAP Net Income and Earnings per Share (calculated net of estimated tax rate of 21%)
GAAP net income available to common shareholders[1]	$42,206	$26,837	$28,955	$57,534	$42,672
Distributed and undistributed earnings to participating securities[1]	218	146	125	235	149
GAAP net income	42,424	26,983	29,080	57,769	42,821
Merger costs	251	1,866	—	—	—
(Gain) on one-time tax adjustment[2]	—	—	—	(15,289)	—
Expenses related to above tax adjustment	—	—	—	202	—
Loss on sale of branch locations and land	—	—	—	—	372
Core (non-GAAP) net income	$42,675	$28,849	$29,080	$42,682	$43,193
Average shares for basic earnings per share	47,607,076	47,383,314	47,246,282	47,159,578	47,105,655
Basic GAAP earnings per share	$0.89	$0.57	$0.61	$1.22	$0.91
Basic core (non-GAAP) earnings per share	$0.90	$0.61	$0.62	$0.91	$0.92
Average shares for diluted earnings per share	48,149,900	47,923,391	47,835,693	47,714,421	47,755,441
Diluted GAAP earnings per share	$0.88	$0.56	$0.61	$1.21	$0.89
Diluted core (non-GAAP) earnings per share	$0.89	$0.60	$0.61	$0.89	$0.90
Reconciliation of Core (non-GAAP) to GAAP Non-Interest Income and Non-interest Expense (gross of tax)
GAAP non-interest income	$13,349	$12,232	$9,894	$12,264	$13,227
Loss on sale of branch locations and land	—	—	—	—	471
Core (non-GAAP) non-interest income	$13,349	$12,232	$9,894	$12,264	$13,698
GAAP non-interest expense	$44,133	$47,526	$44,307	$42,868	$42,192
Merger costs	(318)	(2,362)	—	—	—
Expenses related to above tax adjustments	—	—	—	(256)	—
Core (non-GAAP) non-interest expense	$43,815	$45,164	$44,307	$42,612	$42,192

[1]
Unvested share-based awards that contain nonforfeitable rights to dividends are participating securities and are included in the computation of GAAP earnings per share pursuant to prescribed accounting guidance.

[2]
This one-time income tax benefit resulted from tax rate changes and the favorable outcome of the Company’s change in its tax method of accounting for its loan portfolio, related to the December 22, 2017 enactment of the Tax Cuts and Jobs Act.

	At or For the Quarters Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Reconciliation of Core (non-GAAP) to GAAP Efficiency Ratio (gross of tax)		(Dollars in thousands, except per share amounts)
GAAP efficiency ratio:
Non-interest expense	$44,133	$47,526	$44,307	$42,868	$42,192
Net interest income plus non-interest income	98,690	97,786	91,058	96,563	98,894
Efficiency ratio - GAAP basis	44.72%	48.60%	48.66%	44.39%	42.66%
Core (non-GAAP) efficiency ratio:
Core (non-GAAP) non-interest expense	$43,815	$45,164	$44,307	$42,612	$42,192
Net interest income plus core (non-GAAP) non-interest income	98,690	97,786	91,058	96,563	99,365
Efficiency ratio - core (non-GAAP) basis	44.40%	46.19%	48.66%	44.13%	42.46%
Calculation of Tangible Book Value per Share:
Total shareholders’ equity	$1,187,450	$1,142,645	$1,121,087	$1,094,367	$1,039,599
Less: Goodwill	(178,559)	(178,559)	(178,559)	(178,559)	(178,559)
Identifiable intangible assets, net	(169)	(193)	(218)	(245)	(279)
Total tangible shareholders’ equity	$1,008,722	$963,893	$942,310	$915,563	$860,761
Shares outstanding at end of period	49,255,006	48,833,238	48,704,070	48,505,261	48,491,169
Book value per share - GAAP	$24.11	$23.40	$23.02	$22.56	$21.44
Tangible book value per share - Non-GAAP	20.48	19.74	19.35	18.88	17.75
Calculation of Tangible Equity to Tangible Assets:
Total assets	$10,460,074	$9,935,934	$9,346,072	$9,051,142	$9,082,792
Less: Goodwill	(178,559)	(178,559)	(178,559)	(178,559)	(178,559)
Identifiable intangible assets, net	(169)	(193)	(218)	(245)	(279)
Total tangible assets	$10,281,346	$9,757,182	$9,167,295	$8,872,338	$8,903,954
Equity to assets - GAAP	11.35%	11.50%	12.00%	12.09%	11.45%
Tangible equity to tangible assets - Non-GAAP	9.81	9.88	10.28	10.32	9.67
Calculation of Return on Average Assets and Return on Average Equity Ratios (GAAP and Core)
Net income	$42,424	$26,983	$29,080	$57,769	$42,821
Core (non-GAAP) net income	42,675	28,849	29,080	42,682	43,193
Average total equity	1,159,824	1,134,001	1,107,719	1,062,331	1,022,032
Average total assets	9,865,805	9,540,365	8,891,059	8,850,435	9,167,607
Return on average common shareholders’ equity	14.63%	9.52%	10.50%	21.75%	16.76%
Core (non-GAAP) return on average common shareholders’ equity	14.72	10.18	10.50	16.07	16.90
Return on average assets	1.72	1.13	1.31	2.61	1.87
Core (non-GAAP) return on average assets	1.73	1.21	1.31	1.93	1.88